October 25, 2024

Dyson Dryden
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 6, 2024
           File No. 001-35898
Dear Dyson Dryden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation